UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71339 / January 17, 2014

Admin. Proc. File No. 3-15386

In the Matter of

CASE FINANCIAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Case Financial, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Case Financial, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Case Financial, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Case Fin., Inc.,* Initial Decision Rel. No. 522 (Nov. 14, 2013), 107 SEC Docket 12, 2013 WL 3805661. The stock symbol and Central Key Index number are CSEF and 1096841 for Case Financial, Inc.

INITIAL DECISION RELEASE NO. 522
ADMINISTRATIVE PROCEEDING
File No. 3-15386

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
AMERICAN WENSHEN STEEL GROUP, INC.,	:	INITIAL DECISION AS TO
CASE FINANCIAL, INC.,	:	CASE FINANCIAL, INC.[1]
GLOBAL ePOINT, INC., and	:	November 14, 2013
iMEDIA INTERNATIONAL, INC.	:	

APPEARANCES: David S. Frye and Alfred Day for the Division of Enforcement, Securities and Exchange Commission

Lawrence Schaffer, President, for Case Financial, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Case Financial, Inc. (Case Financial). The revocation is based on Case Financial's failure to file required periodic reports with the Securities and Exchange Commission (Commission) for more than three years.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 23, 2013. The Division of Enforcement (Division) was granted leave to file a motion for summary disposition, pursuant to 17 C.F.R. § 201.250(a). Am. Wenshen Steel Grp., Inc., Admin. Proc. Rulings Release No. 845 (A.L.J. Sept. 5, 2013). The Division timely filed a motion for summary disposition on October 3, 2013, and Case Financial, its opposition, on October 15, 2013.

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[1] The proceeding ended previously as to all captioned Respondents other than Case Financial, Inc. See Am. Wenshen Steel Grp., Inc., Exchange Act Release No. 70157 (A.L.J. Aug. 12, 2013).

This Initial Decision is based on Case Financial's Answer to the OIP, the pleadings, and the Commission's public official records concerning Case Financial, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Case Financial's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. **Allegations and Arguments of the Parties**

The OIP alleges that Case Financial's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Case Financial had not filed any required periodic reports since filing a report for the quarter ended June 30, 2010. The Division requests that the registration of Case Financial's securities be revoked. Case Financial concedes its violation but argues that suspension for twelve months or until it becomes current, whichever is sooner, is the appropriate sanction.

II. **FINDINGS OF FACT**

Case Financial (CIK No. 1096841)[2] is a Delaware corporation located in Carlsbad, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Official Notice; Answer at 1. Case Financial stock was quoted on OTC Link, operated by OTC Markets Group Inc. (symbol "CSEF").[3] The Commission's public official records contained in EDGAR[4] show that, at the time this proceeding was initiated, Case Financial was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the quarter ended June 30, 2010, which reported a net loss of $621,389 for the prior nine months. On December 29, 2010, the company filed a Form 12b-25 (Notification of Late Filing), stating that it was unable to file its Form 10-K for the year ended September 30, 2010. It did not file any additional Forms 12b-25 during the period of its delinquency.

The annual reports for the years ended September 30, 2007, through 2009, show limited assets and mounting liabilities. Case Financial had no revenues during those years. As of

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] OTC Markets Group, Inc., has discontinued the display of quotes for CSEF. Instead, it displays a "skull-and-crossbones" symbol for CSEF and warns "Caveat Emptor." See www.otcmarkets.com (last visited November 7, 2013).

[4] Reference to any required filings of Case Financial is supported by the Commission's public official records contained in EDGAR, of which official notice is taken pursuant to 17 C.F.R. § 201.323.

September 30, 2009, the company reported total assets of $1,900, an accumulated deficit of $12,296,824, and negative shareholder equity. The audit report for each year contains a going concern statement.

Case Financial has been involved in litigation, which is ongoing, since February 2009. Answer; Opposition at 1-2. As a result, the company has not had the resources to both adequately defend the litigation and remain current in its reporting requirements. Id. Case Financial believes that it will be in a better position after the litigation has concluded and will be able to become current in its reporting requirements. Answer.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Case Financial failed to timely file its required periodic reports for any period after the quarter ended June 30, 2010.

Accordingly, as it concedes, Case Financial violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Case Financial's securities be revoked, while Case Financial argues that suspension is the appropriate sanction.[5] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

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[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69.

Case Financial's violations are recurrent in that it has repeatedly failed to file periodic reports. It is unlikely that the company will avoid future violations. The fact that the company has no revenue bodes ill for its future compliance; without a revenue source to fund the expenses of auditing or reviewing its financial statements and filing periodic reports in the future, compliance is unlikely. Case Financial has admitted that during its period of delinquency its resources were consumed by litigation, and the litigation is continuing.[6] Concerning culpability, the record shows that Case Financial knew of its reporting obligations but failed to comply with them.

Case Financial urges that suspension rather than revocation is in the best interest of its shareholders. However, while both current and prospective investors are harmed by the lack of current, accurate financial information about an issuer, the interests of prospective investors must be emphasized. Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13500; America's Sports Voice, 90 SEC Docket at 885-86; Gateway, 88 SEC Docket at 443.

In sum, a suspension of registration for a period of twelve months or less, as urged by Case Financial, is not an appropriate disposition because the company's hope of avoiding further violations is not realistic in light of its circumstances, including its utter lack of resources with which to pay for compiling and auditing or reviewing its financial statements. Further, a sanction less than revocation would reward issuers who fail to file required periodic reports over an extended period and become current only after enforcement proceedings are brought against them, essentially providing an automatic lengthy postponement of the prescribed filing dates for such issuers to the detriment of the public interest and investors. Rather, revocation of the registration of Case

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[6] The Commission has rejected the argument that the contribution of actions of a third party to the delinquency shields an issuer from accountability. China-Biotics, Inc, Exchange Act Release No. 70800, 2013 SEC Lexis 3451, at *74-75 (Nov. 4, 2013); Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43387, recon. denied, Exchange Act Release No. 65118 (Aug. 12, 2011), 101 SEC Docket 44869; Eagletech Commc'n, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1226-28.

Financial's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.[7] Of course, at any time following the revocation, Case Financial may re-register its securities under Exchange Act Section 12(g) by filing a Form 10 with the Commission.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of CASE FINANCIAL, INC., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.


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Carol Fox Foelak
Administrative Law Judge


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[7] Revocation also furthers the public interest by reinforcing the importance of full and timely compliance with the Exchange Act's reporting requirements. Cobalis Corp., 101 SEC Docket at 43389, Nature's Sunshine Prods., Inc., 95 SEC Docket at 13503. Likewise, revocation accords with the public interest in finality in administrative proceedings. Cobalis Corp., 101 SEC Docket at 43389, Nature's Sunshine Prods., Inc., 95 SEC Docket at 13499.